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                              May 19, 2022

       Anshooman Aga
       Chief Financial Officer
       Harsco Corporation
       350 Poplar Church Road
       Camp Hill, PA 17011

                                                        Re: Harsco Corporation
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed February 24,
2022
                                                            File No. 001-03970

       Dear Mr. Aga:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operation, page 27

   1. We note in your discussion of results of operations that some of the facts, circumstances, or events cited as
contributory to a change are quantified while others are not. For example, in your
discussion of factors impacting the Environmental segment's operating income, employee
termination cost changes and the impact of Brazil's sales and use tax are quantified, while
improved overall steel production and higher contributions from eco-
                                                        products are not.
Please review and revise your entire discussion of results of operations to quantify each factor
cited as a reason for variation. Refer to the guidance in Item
                                                        303(b)(2)(i).

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 Anshooman Aga
Harsco Corporation
May 19, 2022
Page 2

absence of action by the staff.

       You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 with any questions.



FirstName LastNameAnshooman Aga                       Sincerely,
Comapany NameHarsco Corporation
                                                      Division of Corporation
Finance
May 19, 2022 Page 2                                   Office of Trade &
Services
FirstName LastName